SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 02 January 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________


                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 02 January 2008 re: 'Blocklisting Interim Review'


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.



Date: 2nd January 2008



Name of applicant:                                         Lloyds TSB Group plc

Name of scheme:                                            Lloyds TSB Group sharesave scheme 1997

Period of return:                           From:          01/07/2007             To:        31/12/2007

Balance of unallotted securities under scheme(s) from      8,297,779
previous return:

Plus:  The amount by which the block scheme(s) has been    Nil
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under scheme   4,168,431
(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   4,129,348
at end of period:


Name of contact:                                           DEBORAH SAUNDERS, SENIOR ASSISTANT SECRETARY

Telephone number of contact:                               020 7356 2014


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.



Date: 2nd January 2008


Name of applicant:                                         Lloyds TSB Group plc

Name of scheme:                                            Lloyds TSB Group No. 1 executive share option scheme 1997

Period of return:                           From:          01/07/2007             To:        31/12/2007

Balance of unallotted securities under scheme(s) from      1,382,960
previous return:

Plus:  The amount by which the block scheme(s) has been    Nil
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under scheme   Nil
(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   1,382,960
at end of period:


Name of contact:                                           DEBORAH SAUNDERS, SENIOR ASSISTANT SECRETARY

Telephone number of contact:                               020 7356 2014



                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.


Date: 2nd January 2008


Name of applicant:                                         Lloyds TSB Group plc

Name of scheme:                                            Lloyds TSB Group No. 2 executive share option scheme 1997

Period of return:                           From:          01/07/2007             To:        31/12/2007

Balance of unallotted securities under scheme(s) from      7,673,532
previous return:

Plus:  The amount by which the block scheme(s) has been    Nil
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under scheme   Nil
(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   7,673,532
at end of period:


Name of contact:                                           DEBORAH SAUNDERS, SENIOR ASSISTANT SECRETARY

Telephone number of contact:                               020 7356 2014



                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.


Date: 2nd January 2008


Name of applicant:                                         Lloyds TSB Group plc

Name of scheme:                                            Lloyds TSB Group plc senior executives' share option scheme
                                                           1996

Period of return:                           From:          01/07/2007             To:        31/12/2007

Balance of unallotted securities under scheme(s) from      762,500
previous return:

Plus:  The amount by which the block scheme(s) has been    Nil
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under scheme   Nil
(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   762,500
at end of period:


Name of contact:                                           DEBORAH SAUNDERS, SENIOR ASSISTANT SECRETARY

Telephone number of contact:                               020 7356 2014



                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.



Date: 2nd January 2008


Name of applicant:                                         Lloyds TSB Group plc

Name of scheme:                                            Lloyds TSB Group Shareplan

Period of return:                           From:          01/07/2007             To:        31/12/2007

Balance of unallotted securities under scheme(s) from      434,353
previous return:

Plus:  The amount by which the block scheme(s) has been    Nil
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under scheme   Nil
(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   434,353
at end of period:


Name of contact:                                           DEBORAH SAUNDERS, SENIOR ASSISTANT SECRETARY

Telephone number of contact:                               020 7356 2014



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     02 January 2008